Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of SHF Holdings, Inc. on form S-8 (File No. 333-276311) of our report dated April 1, 2024, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of SHF Holdings, Inc. and subsidiaries as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report is included in this Annual Report on Form 10-K of SHF Holdings, Inc. for the year ended December 31, 2023.

As discussed in Note 2 to the consolidated financial statements, SHF Holdings, Inc. and subsidiaries has changed their method of accounting for the recognition and measurement of credit losses as of January 1, 2023, due to the adoption of ASC Topic 326, Financial Instruments – Credit Losses.

/s/ Marcum llp

Marcum llp

Hartford, Connecticut

April 1, 2024